SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3 to
SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

K-V Pharmaceutical Company
(Name of Issuer)

Class B Common Stock, $.01 Par Value
(Title of Class of Securities)

482 740 10 7
(CUSIP Number)

Phillip R. Stanton
10 South Broadway, Suite 2000
St. Louis, Missouri 63102
 (314) 241-9090
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 4, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 482 740 10 7	Schedule 13D	Page 2 of 15 Pages

(1)	Name of Reporting Person Marc S. Hermelin
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). ☐
(6)	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 1,766,775
	(8)	Shared Voting Power 4,550,299
	(9)	Sole Dispositive Power 1,766,775
	(10)	Shared Dispositive Power 4,550,299
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 6,317,074
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 52.2%
(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 482 740 10 7	Schedule 13D	Page 3 of 15 Pages

(1)	Name of Reporting Person Arnold L. Hermelin
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). ☐
(6)	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 11,109
	(8)	Shared Voting Power 2,246,209
	(9)	Sole Dispositive Power 11,109
	(10)	Shared Dispositive Power 2,246,209
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,257,318
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 18.6%
(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 482 740 10 7	Schedule 13D	Page 4 of 15 Pages

(1)	Name of Reporting Person Lawrence Brody, not individually but solely in his capacity as co-trustee of the 1973 Trusts (as defined herein)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). ☐
(6)	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 4,382,764
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 4,382,764
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,382,764
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 36.2%
(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 482 740 10 7	Schedule 13D	Page 5 of 15 Pages

(1)	Name of Reporting Person David S. Hermelin
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). ☐
(6)	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 52,875
	(8)	Shared Voting Power 2,136,555
	(9)	Sole Dispositive Power 52,875
	(10)	Shared Dispositive Power 2,136,555
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,189,430
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 18.1%
(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 482 740 10 7	Schedule 13D	Page 6 of 15 Pages

(1)	Name of Reporting Person Thomas R. Corbett, not individually but solely in his capacity as trustee of the 1971 Trusts and the Yosef Trust (each, as defined herein)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). ☐
(6)	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 881,780
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 881,780
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 881,780
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 7.3%
(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 482 740 10 7	Schedule 13D	Page 7 of 15 Pages

(1)	Name of Reporting Person Greg D. Kenley, not individually but solely in his capacity as co-trustee of the Jacob Trust (as defined herein)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). ☐
(6)	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 500,893
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 500,893
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 500,893
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 4.1%
(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 482 740 10 7	Schedule 13D	Page 8 of 15 Pages

(1)	Name of Reporting Person Lisa M. Kenley, not individually but solely in her capacity as co-trustee of the Jacob Trust (as defined herein)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). ☐
(6)	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 500,893
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 500,893
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 500,893
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 4.1%
(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 482 740 10 7	Schedule 13D	Page 9 of 15 Pages

(1)	Name of Reporting Person Joshua L. Hermelin
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). ☐
(6)	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 655
	(8)	Shared Voting Power 500,893
	(9)	Sole Dispositive Power 655
	(10)	Shared Dispositive Power 500,893
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 501,548
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 4.1%
(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 482 740 10 7	Schedule 13D	Page 10 of 15 Pages

Note:  This Amendment No. 3 to Schedule 13D (this “Amendment”) amends a Schedule 13D filed on August 5, 2009 by Marc S. Hermelin, Arnold L. Hermelin, David S. Hermelin,  Lawrence Brody, Greg D. Kenley, Lisa M. Kenley, Joshua L. Hermelin, and Thomas R. Corbett  (the “Reporting Persons”), as amended (the “Original Filing”), with respect to shares of Class B common stock, $.01 par value per share (the “Class B Shares”) of K-V Pharmaceutical Company, a Delaware corporation (the “Company”).  This Amendment is being filed to disclose the Reporting Persons’ delivery to the Company of a request for a record date with respect to an Action by Written Consent of Stockholders, which request was delivered to the Company on June 4, 2010 by the Reporting Persons.  Capitalized terms used in this Amendment and not defined herein shall have the definitions given them in the Original Filing.  This Amendment amends the Original Filing only as expressly set forth herein.

1.  Item 5 of the Original Filing is hereby amended and supplemented with the following:

As of the date on which this schedule was filed, the Reporting Persons beneficially own an aggregate of 7,764,386 Class B Shares, which represents 64.1% of the Company’s issued and outstanding Class B Shares as of April 26, 2010, the last date for which the Company has disclosed the number of outstanding Class B Shares in any filings with the Securities Exchange Commission.  Together with shares of the Class A Common Stock, $.01 par value, of the Company (the “Class A Shares”) which are held by the Reporting Persons and disclosed in a separate Schedule 13D filed simultaneously with this schedule, the Reporting Persons beneficially own a majority of the voting power represented by all of the issued and outstanding Class A Shares and Class B Shares voting together as a single class.

Each Reporting Person’s interest in Class B Shares is as set forth below:

Reporting Person	Sole Voting and Dispositive Power			Shared Voting and Dispositive Power
	Number of Class B Shares		% of Outstanding Class B Shares(1)	Number of Class B Shares		% of Outstanding Class B Shares

Marc S. Hermelin	1,766,775	(2)	14.6%	4,550,299	(3)	37.6%
Arnold L. Hermelin	11,109		-	2,246,209	(4)	18.5%
David S. Hermelin	52,875		-	2,136,555	(5)	17.6%
Lawrence Brody	-		-	4,382,764	(6)	36.2%
Thomas R. Corbett	881,780	(7)	7.3%	-		-
Greg D. Kenley				500,893	(8)	4.1%
Lisa M. Kenley	-		-	500,893	(8)	4.1%
Joshua L. Hermelin	655		-	500,893	(8)	4.1%

CUSIP No. 482 740 10 7	Schedule 13D	Page 11 of 15 Pages

(1)  The percentages of outstanding Class B Shares in this Item 5 are based on a total of 12,112,285 Class B Shares issued and outstanding as of April 26, 2010, the last date for which the Company has disclosed the number of outstanding Class B Shares in any filings with the Securities Exchange Commission.

(2)  The number of Class B Shares over which Marc S. Hermelin has sole voting and dispositive power includes:

(i)
18,757 Class B Shares over which Sarah Weltscheff may be deemed to have sole voting and dispositive power, not individually, but solely by virtue of her status as trustee of a trust holding such shares for the benefit of the children of Marc S. Hermelin,

(ii)
67,500 Class B Shares over which Marc S. Hermelin may be deemed to have sole voting and dispositive power solely by virtue of his control over the general partner of a limited partnership holding such shares,

(iii)
209,834 Class B Shares over which Marc S. Hermelin may be deemed to have sole voting and dispositive power solely by virtue of his status as the general partner of a limited partnership holding such shares, and

(iv)
18,336 Class B Shares over which Marc S. Hermelin may be deemed to have sole voting and dispositive power, not individually, but solely by virtue of his status as trustee of a charitable trust holding such shares.

Marc S. Hermelin disclaims beneficial ownership of the Class B Shares described in this footnote (2) except to the extent of his pecuniary interest therein.

(3)  Consists of (i) 4,382,764 Class B Shares over which Marc S. Hermelin has shared voting and dispositive power, not individually, but solely in his capacity as co-trustee of each of the 1973 Trusts and (ii) 167,535 Class B Shares beneficially owned by Marc S. Hermelin’s spouse, Sarah Weltscheff, over which Marc S. Hermelin may be deemed to have shared voting power.  Sarah Weltscheff was employed by the Company as Senior Vice President, Human Resource Management and Corporate Communications until 2008.  Her business address is P.O. Box 440148, St. Louis, Missouri 63144.  She is a citizen of the United States and during the last five years has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.  Marc S. Hermelin disclaims beneficial ownership of the Class B Shares described in this footnote (3) except to the extent of his pecuniary interest therein.

CUSIP No. 482 740 10 7	Schedule 13D	Page 12 of 15 Pages

(4)  Consists of Class B Shares over which Arnold L. Hermelin has shared voting and dispositive power, not individually, but solely in his capacity as co-trustee of the Arnold Trust.  Arnold L. Hermelin disclaims beneficial ownership of the Class B Shares described in this footnote (3) except to the extent of his pecuniary interest therein.

(5)  Consists of Class B Shares over which David S. Hermelin has shared voting and dispositive power, not individually, but solely in his capacity as co-trustee of the Marc Trust and the Minnette Trust.

(6)  Consists of Class B Shares over which Lawrence Brody has shared voting and dispositive power, not individually, but solely in his capacity as co-trustee of each of the 1973 Trusts.  Lawrence Brody has no pecuniary interest in any of the Class B Shares reported in this footnote (6) or any other Class B shares reported in this filing and disclaims beneficial ownership of all of the shares reported hereunder.

(7)  Consists of (i) 215,115 Class B Shares over which Thomas R. Corbett has sole voting and dispositive power as trustee of the 1971 Trusts and (ii) 666,665 Class B Shares over which Mr. Corbett has sole voting and dispositive power as trustee of the Yosef Trust.  Mr. Corbett has no pecuniary interest in any of the Class B Shares described in this footnote (8) or any other Class B Shares reported in this filing and disclaims beneficial ownership of all of the shares reported hereunder.

(8)  Consists of Class B Shares over which Greg D. Kenley, Lisa M. Kenley and Joshua L. Hermelin share voting and dispositive power as co-trustees of the Jacob Trust.  Greg D. Kenley, Lisa M. Kenley and Joshua L. Hermelin have no pecuniary interest in any of the Class B Shares described in this footnote (9) and disclaim beneficial ownership of such shares.

Except to the extent a Reporting Person may have a pecuniary interest therein, each of the Reporting Persons disclaims beneficial ownership of any Class B Shares reported as beneficially owned by any other Reporting Person on this Schedule 13D.

No Reporting Person has engaged in any transactions with respect to Class B Shares during the past sixty days.

CUSIP No. 482 740 10 7	Schedule 13D	Page 13 of 15 Pages

2.  Item 6 of the Original Filing is hereby amended and supplemented with the following:

A.           Written Consent.    On June 4, 2010, the Reporting Persons delivered to the Company a request that the board of directors of the Company fix a record date with respect to an Action by Written Consent of Stockholders (the “Written Consent”) which the Reporting Persons intend to execute and deliver to the Company pursuant to Section 228 of the Delaware General Corporation Law.

The Written Consent will, if so executed and delivered, effect the following amendments to the Company’s By-laws, as previously amended (the “By-Laws”):

(i)           amending Section 13(a) of Article III of the By-Laws to provide that the unanimous affirmative vote or unanimous written consent of the members of the board of directors then in office shall be necessary to approve any agreement or contract, or the issuance of any security, including but not limited to any option, warrant or other derivative security, which directly or indirectly confers, or upon the exercise of any such option, warrant or other derivative security could result in the conferring of, stockholder voting rights; and

(ii)          amending Section 1 of Article VIII of the By-laws to provide that the By-laws may be altered, amended or repealed or new by-laws may be adopted by the stockholders of shares representing a majority of the voting power of the corporation or by the board of directors, provided however that the By-laws may be altered, amended or repealed or new by-laws may be adopted by the board of directors only if such action is approved by either (a) the unanimous written consent of the members of the board of directors then in office, or (b) the unanimous affirmative vote of all of the members of the board of directors then in office either at any regular meeting of the stockholders or of the board of directors or at any special meeting of the stockholders or of the board of directors if notice of such alteration, amendment, repeal or adoption of new by-laws be contained in the notice of such special meeting.

The foregoing description of the Written Consent is qualified in its entirety by the copy of the full Written Consent which filed as Exhibit 2 to this schedule and incorporated herein by this reference.

The Reporting Persons may be deemed to be a “group” as such term is defined in Section 13d of the Exchange Act; provided, however, that except for their intent to cooperate in filing the Second Written Consent, presently none of the Reporting Persons have any contracts, arrangements, understandings or relationships with respect to any future actions, including any further written consents or votes at meetings of stockholders.

B.           Certain Options.  (i) Marc S. Hermelin holds an option to purchase 15,000 shares of Class A Common Stock, par value $.01 per share, of the Company and (ii) David S. Hermelin holds an option to purchase 15,000 Class A Shares.  Such options were granted to Marc S. Hermelin and David S. Hermelin under the Company’s 2001 Incentive Stock Option Plans.

CUSIP No. 482 740 10 7	Schedule 13D	Page 14 of 15 Pages

3.  Item 7 of the Original Filing is hereby amended and supplemented with the following:

1	Joint Filing Agreement, dated June 9, 2010
2	Form of proposed Written Consent

CUSIP No. 482 740 10 7	Schedule 13D	Page 15 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 9, 2010

/s/ Marc S. Hermelin
Marc S. Hermelin

/s/ Arnold L. Hermelin
Arnold L. Hermelin

/s/ David S. Hermelin
David S. Hermelin

/s/ Lawrence Brody
Lawrence Brody, not individually but solely in his capacity as co-trustee of the 1973 Trusts (as defined in this Schedule 13D)

/s/ Greg D. Kenley
Greg D. Kenley, not individually but solely in his capacity as co-trustee of the Jacob Trust (as defined in this Schedule 13D)

/s/ Lisa M. Kenley
Lisa M. Kenley, not individually but solely in her capacity as co-trustee of the Jacob Trust (as defined in this Schedule 13D)

/s/ Joshua L. Hermelin
Joshua L. Hermelin

/s/ Thomas R. Corbett
Thomas R. Corbett, not individually but solely in his capacity as trustee of the 1971 Trusts and the Yosef Trust (each, as defined in this Schedule 13D)

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned does hereby consent and agree to the joint filing on behalf of each of them of this Schedule 13D, and to the inclusion of this Joint Filing Agreement as an exhibit thereto.

Dated: June 9, 2010

/s/ Marc S. Hermelin
Marc S. Hermelin

/s/ Arnold L. Hermelin
Arnold L. Hermelin

/s/ David S. Hermelin
David S. Hermelin

/s/ Lawrence Brody
Lawrence Brody, not individually but solely in his capacity as co-trustee of the 1973 Trusts (as defined in this Schedule 13D)

/s/ Greg D. Kenley
Greg D. Kenley, not individually but solely in his capacity as co-trustee of the Jacob Trust (as defined in this Schedule 13D)

/s/ Lisa M. Kenley
Lisa M. Kenley, not individually but solely in her capacity as co-trustee of the Jacob Trust (as defined in this Schedule 13D)

/s/ Joshua L. Hermelin
Joshua L. Hermelin

/s/ Thomas R. Corbett
Thomas R. Corbett, not individually but solely in his capacity as trustee of the 1971 Trusts and the Yosef Trust (each, as defined in this Schedule 13D)

EXHIBIT 2 – Form of Written Consent

ACTION BY WRITTEN CONSENT OF STOCKHOLDERS

Pursuant to Section 228 of the Delaware General Corporation Law, the undersigned stockholders of K-V Pharmaceutical Company, a Delaware corporation (the “Corporation”) holding, as of [insert record date], 2010 (“Record Date”), outstanding stock in the Corporation having not less than the minimum number of votes that would be necessary to authorize or take the actions set forth in this Action by Written Consent of Stockholders at any annual or special meeting of the stockholders of the Corporation at which all shares entitled to vote thereon were present and voted, hereby consent to and adopt the following actions of the stockholders of the Corporation in lieu of a special meeting of the stockholders of the Corporation:

RESOLVED that Section 13(a) of Article III of the By-Laws of the Corporation be, and hereby is, amended by deleting such section in its entirety and replacing such section with the following:

(a)
“The approval of any agreement or contract, or the issuance of any security, including but not limited to any option, warrant or other derivative security, which directly or indirectly confers, or upon the exercise of any such option, warrant or other derivative security could result in the conferring of, stockholder voting rights;”

RESOLVED, that Section 1 of Article VIII of the By-Laws of the Corporation be, and hereby is, amended by deleting such section in its entirety and replacing such section with the following:

“Section 1. These by-laws may be altered, amended or repealed or new by-laws may be adopted by the stockholders of shares representing a majority of the voting power of the corporation or by the board of directors, provided however that these bylaws may be altered, amended or repealed or new by-laws may be adopted by the board of directors only if such action is approved by either (a) the unanimous written consent of the members of the board of directors then in office, or (b) the unanimous affirmative vote of all of the members of the board of directors then in office either at any regular meeting of the stockholders or of the board of directors or at any special meeting of the stockholders or of the board of directors if notice of such alteration, amendment, repeal or adoption of new by-laws be contained in the notice of such special meeting.”

EXHIBIT 2 – Form of Written Consent

The undersigned stockholders of the Corporation have executed this Action by Written Consent of Stockholders on the respective dates indicated below each respective stockholder’s signature.  Wherever possible, each individual action in this Action by Written Consent of Stockholders shall be interpreted in such a manner as to be valid, operable, lawful, enforceable and effective under applicable law, but if any individual action in this Action by Written Consent of Stockholders is determined or deemed to be invalid, inoperative, unlawful, unenforceable of ineffective to any extent for any reason, such circumstances shall not have the effect of rendering the action in question invalid, inoperative, unlawful, unenforceable or ineffective in any other jurisdiction, case or circumstance, or of rendering any other action in this Action by Written Consent of Stockholders invalid, inoperative, unlawful, unenforceable or ineffective.  This Action by Written Consent of Stockholders may be executed in one or more counterparts, each of which will be deemed to be an original, but all of which shall constitute one and the same written document.  Pursuant to Section 228(d) of the Delaware General Corporation Law, any copy, facsimile or other reliable reproduction of this Action by Written Consent of Stockholders may be substituted or used in lieu of the original of this document, and a signature by any of the stockholders to this Action by Written Consent of Stockholders, transmitted by facsimile or other electronic transmission, shall be deemed to constitute an original an fully effective signature of such stockholder.